FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated November 5, 2013.

TRANSLATION

Autonomous City of Buenos Aires, November 5, 2013

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Board of Directors approvals

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules, in order to inform you that the Board of Directors of the Company, at its meeting held on November 5, 2013, resolved to authorize a new partial modification of the terms and conditions of the acquisition of shares issued by the Company which were approved by the Board of Directors on June 6, 2013 and amended partially by the Board at the meeting held on August 9, 2013 as a means of implementing the Long-Term Compensation Plan in shares to employees. The mentioned approved new partial amendment consists of increasing the maximum price payable for shares of the Company from Ps.160 to Ps.270 on the Buenos Aires Stock Exchange and from $18 to $27 on the New York Stock Exchange and extending the term to complete such acquisitions to 90 days starting from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Additionally, at the same meeting, the Board approved the issuance and placement of negotiable obligations for an amount of up to ARS 800,000,000 (eight hundred million Argentine pesos) or its equivalent in other currencies, in one or more series and/or tranches under the Company’s USD 5,000,000,000 Global Negotiable Obligations Program, which was approved by the Shareholders’ Meeting held on April 30, 2013.

Yours faithfully,

Gabriel E. Abalos

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 6, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer